[Letterhead of K&L Gates]

April 24, 2009

VIA EDGAR

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China-Biotics, Inc. Amendment No. 1 to Form 10-KSB on Form 10-K/A Filed March 20, 2009 File No. 001-34123

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing set forth in the Staff’s letter dated April 6, 2009.  In connection therewith, the Company is hereby filing Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2008 (File No. 001-34123) (“10-K Amendment No. 2”).  For your convenience, the Company has repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

Amendment No. 1 to Form 10-KSB on Form 10-K/A

1. Comment:	In addition to the following comments, please revise your Form 10-K to comply with our comments issued on April 3, 2009 regarding your Form S-1, as applicable.

Response:	The Company made the following changes to the Form 10-K based on the SEC’s comments issued on April 3, 2009 regarding the Form S-1:

•	Comment 1 (General): N/A

•	Comment 2 (General): None. Please refer to response 7 hereto for the Company’s accelerated filer analysis.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

•	Comments 3 – 5 (Prospectus Summary and Management): None. The disclosure in the Form 10-K was accurate as of March 31, 2008.

•
Comments 6 – 8 (Executive Officer Compensation):  No changes were made based on comments 6 or 7.  With regard to comment 8, the salary of Chief Financial Officer Raymond Li should not have been omitted on the basis that his salary did not exceed $100,000.  The Company has therefore revised the disclosure to include his salary on page 70 of 10-K Amendment No. 2.

•	Comment 9 (Selling Stockholder): N/A

2. Comment:
We note your response to prior comment one.  Please explain why you believe that you were a small business issuer as of March 31, 2008 and therefore eligible to rely on  Release 33-8876's transition provisions for companies formerly recognized as small business issuers.  In this regard, we note that as of March 31, 2008, your revenues and public float appeared to exceed $25 million.

Response:
As of both March 23, 2006 (the filing date of the Company’s Form SB-2) and as of March 31, 2006 (the end of fiscal year 2006), the Company qualified as a small business issuer.  It had revenues of $21,862,385 as of March 31, 2006 and had a public float of less than $25,000,000 as of a date within 60 days prior to the end of fiscal year 2006.

Under Item 10(a)(2) of Regulation S-B, the Company had not yet exited the small business disclosure system as of March 31, 2008.  Although the Company does not believe it was a reporting company as of March 31, 2006, the Company has applied the test set forth in Item 10(a)(2)(iii) because Item 10(a)(2)(ii) does not appear to apply to the Company.  Item 10(a)(2)(iii) provides that “[o]nce a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.”  Item 10(a)(2)(v) of Regulation S-B further provides that “[t]he determination made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year.  An issuer may not change from one category to another with respect to its reports under the Exchange Act for a single fiscal year.”

Under Item 10(a)(2), although the Company exceeded both the revenue and public float limits for the fiscal years ended March 31, 2007 and March 31, 2008, the Company was permitted to file as a small business issuer with respect to all of its Exchange Act reports for fiscal year 2008, including Form 10-KSB for the fiscal year ended March 31, 2008.  Because the Company was permitted to file as a small business issuer as of March 31, 2008, it relied on Release 33-8876's transition provisions for companies formerly recognized as small business issuers when it filed its Form 10-KSB for the fiscal year ended March 31, 2008.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

Competition, page 12

3. Comment:	We note your response to prior comment three. Please provide objective support for the following statements:

•
"We believe that we produce superior products, and that the probiotic contents in our competitors' products are not clearly stated on the product labels and contain an uncertain quantity of active probiotic bacterium";

•	"Management believes this longevity rate is the highest among all manufacturers of probiotics products in China"; and

•	"Our management believes that we have a significant advantage over these competitors in terms of cost and quality of product."

Response:	The Company hereby provides the requested support for the following statements:

"We believe that we produce superior products, and that the probiotic contents in our competitors' products are not clearly stated on the product labels and contain an uncertain quantity of active probiotic bacterium"

The Company’s belief that it produces superior products is based on the following criteria:

•
The Company’s bacterial strains were originally isolated from the human body. This allows for easier absorption by the human body as well as greater sustainability within the digestive tracts.  (Competition section, paragraph 2)

•
The Company’s products contain high concentrations of active ingredients. In fact, the concentration of active ingredients in the Company products is over 100 times the minimum governmental standards in China.  (Competition section, paragraphs 2 and 3, and first table)

•	The live bacterial strains in the Company’s products are among the probiotic strains recommended by the standards set by the Chinese Ministry of Health. (Competition section, note 1 to table 3)

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

•
The Company’s products have a high vitality and active rate, which is considered the most important factor in determining the nutritional value of lactic acid bacteria.  (Competition section, paragraphs 2 and 4, and table 2)

•
The Company’s products are in capsule form. Relative to many competing products in the domestic probiotics marketplace that use a liquid form, the capsule form is a more technologically advanced and preferred form of the products, as it is easier to sustain the bioactivity of the bacterial content and is easier to store. The Chinese Ministry of Health has officially indicated that it does not recommend liquid form of probiotic products.  (Competition section, table 3)

The probiotics content in most of the Company’s domestic competitors’ products is not clearly stated on the product labels and therefore the quantity of active probiotics bacterium cannot be ascertained from such labels. While not including the quantity of active probiotics bacterium on labels is legally permissible in China, the Company believes that the clearly labeled active ingredient content on its product labels gives it a strong competitive advantage in the consumer marketplace. The Company has also conducted a number of in-house comparison tests on the active ingredient content of other products on the market. The test results suggest the Company’s products generally have a higher active ingredient content than other domestic products on the market.

The Company has revised the statement on page 12 of 10-K Amendment No. 2 in order to clarify that it is referring to its domestic competitors and to clarify the statements regarding its competitors’ labeling of the quantity of active probiotics bacterium. It has also revised paragraph 2 in the Competition section on page 12 to clarify its statements regarding the advantages of probiotics derived from human sources.

“Management believes this longevity rate is the highest among all manufacturers of probiotics products in China”

The Company’s management believes that the longevity rate of the Company’s products is the highest among all manufacturers of probiotics products in China for the following reasons:

•
The Company’s product powders (after lyophilization), when stored in low temperatures (below 18°C), can maintain almost the same quantity of live bacteria for two years.  (Competition section, paragraph 2)

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

•
Stored under room temperature, the live bacterial content (active ingredient) of the Company’s products can normally be maintained at over 70% two years after manufacture (commonly referred to as a survival rate of over 70%).  (Competition section, paragraphs 2 and 4, and table 2)

None of the Company’s domestic competitors has claimed a higher vitality rate for its probiotics products. The Company notes in this regard that the second table on page 12 shows that the vitality rates of the Company’s probiotics supplements are higher than those of the Company’s sample competitors.

The Company has revised the statement in paragraph 2 of the Competition section in 10-K Amendment No. 2 to refer to the vitality rate instead of the longevity rate in order to clarify that this statement is related to the second table in the Competition section, which compares the vitality and active rate of the Company’s probiotics supplements with that of its competitors.  The Company revised paragraph 2 of the Competition section to expand the discussion on the survival rate of probiotics and add a statement that none of the Company’s domestic competitors has claimed a higher vitality rate for its probiotics products.  The Company has also revised paragraph 4 of the Competition section to clarify that the table compares the vitality rates of probiotics supplements stored at room temperature.

“Our management believes that we have a significant advantage over these competitors in terms of cost and quality of product”

Support for the Company’s statements regarding the high quality of the Company’s products have been described in the support for the first statement above.  The Company’s other competitive advantages are as follows (Competition section, page 13):

•	The Company’s proprietary technological advantage, which includes a number of patents, allows it to generate higher output based on the same amount of raw materials. This translates to lower cost.

•	The Company’s raw materials are among the more commonly used and widely available raw materials in the probiotics industry. This allows for simpler purchase process and lower cost.

•
The proximity of the Company to the domestic Chinese probiotic consumer market translates to much shorter order-production turnaround and transportation time relative to overseas competitors. Such shortened time spans, in an industry that focuses on producing live microorganisms, significantly reduces the burden of product safety protection and often results in higher active ingredient content in the delivered products.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

•
As a domestic company with an extensive sales/service network, the Company also offers high-quality and responsive pre- and after-sales services to domestic Chinese clients, with tailor-made solutions. Such prompt and responsive service often cannot be matched by overseas competitors, mainly due to their geographical distances and smaller local service networks.

The Company’s management would like to emphasize that the Company’s cost advantage is not primarily due to the lower labor cost or production cost in China. The core reason, in management’s opinion, is the high production yield based on the Company’s proprietary technological advantage.

The Company has revised the relevant statement in the last paragraph of the Competition section on page 13 in order to clarify the advantages that the Company believes it holds over its overseas competitors in the bulk additives market.  The Company has also added the bulleted points listed above on page 13 of the disclosure.

4. Comment:	Disclose how you determined that the three companies you refer to were the “most comparable.” Include the specific factors you considered in making this determination.

Response:	The three companies that the Company refers to as “most comparable” are:

•	PRC competitor A: Shanghai Jiaoda Onlly Co. Limited

•	PRC competitor B: Shanghai Pharmaceutical Group Co. Ltd -SINE Pharmacy Co. Ltd.

•	Japanese competitor: Morishita Jintan Co.

To determine which companies to select as the “most comparable”, management took into consideration company histories, market reputation, production capacities, as well as technological capabilities.  In the opinion of management, the companies selected represent benchmarks of the industry.

PRC competitors A and B are both major Chinese domestic nutraceutical / pharmaceutical companies. In the area of probiotics, they are among the largest and most technologically advanced companies in China. PRC competitor A, in particular, is often viewed as the first company in China to generate any probiotic market awareness in the country. Both PRC competitors A and B are based in Shanghai, share similar client profiles (e.g. retail consumers), are subject to similar laws and regulations, and face similar competitive conditions.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

The Japanese competitor is among the oldest and most established probiotics capsule companies in the world.  Its technological capability and production capacity are also among the largest in the world.  It is management’s opinion that the Japanese competitor represents a benchmark of international excellence.

5. Comment:
Please explain the purpose of the first table.  Given the technical nature of the information conveyed, it is unclear whether the table purports to reflect the superiority of your microbial technology over the technology of the comparable competitors.

Response:
The Company believes that the first table demonstrates the quantity of active probiotics (cfu/g) that can be maintained over a three month period, which reflects the high quality of its probiotics products and the superiority of its microbial technology over the technology of its competitors.  The internationally accepted probiotic quality standard refers to the quantity of active/live bacteria that are contained within each product. Products with a higher quantity of the active probiotics that can be maintained are generally recognized as higher quality products. The international standard is cfu 10 6 /g within 3 months. The table indicates that bacterial B.bifidum quantity contained in the Company’s products is over 50 times than that of its PRC competitors’ products and approximately 20 times that of its Japanese competitor’s products.

The Company has revised paragraph 3 of the Competition section to clarify the purpose and content of the table.

6. Comment:	Please include in the product feature comparison table comparable information for the Japanese competitor, as done in the prior two tables.

Response:	Comparable information for the Japanese competitor has been added to the product feature comparison table on page 13 of 10-K Amendment No. 2.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

Forms 10-Q/A for the Fiscal Quarters Ending June 30; September 30; and December 31, 2008

7. Comment:
We note your response to comment twenty-three from our letter dated January 30, 2009, and we disagree with your analysis.  It appears that an SB-2 (file no. 333-110733) filed by Otish Resources, Inc., your predecessor, went effective April 14, 2005.  Your reporting obligation under Section 15(d) of the Securities Exchange Act arose at that time.  Therefore, contrary to your analysis, it appears that you have been subject to mandatory reporting requirements for nearly four years and are an accelerated filer.  Please advise.

Response:
The reporting obligation triggered by the Form SB-2 filed by Otish Resources, Inc. was automatically suspended after the August 31, 2005 fiscal year under Section 15(d) of the Securities Exchange Act.  Section 15(d) provides that “[t]he duty to file under this subsection shall . . . be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 300 persons.”  The Form 10-KSB for the fiscal year ended August 31, 2005 reports that Otish Resources had 77 registered shareholders.  Thus, the Company was not subject to mandatory reporting requirements after the August 31, 2005 fiscal year.

Therefore, the Company believes that its current reporting obligations began on December 28, 2007, the effective date of the Form SB-2 originally filed on March 23, 2006, and that the accelerated filer analysis described in the Company’s response letter dated March 20, 2009 is correct.

Exhibits 31

8. Comment:
We note that you include each officer’s title in the caption of the certifications.  In future filings, please use the exact form of certification, which does not include the title of the officers.  See Item 601(b)(31) of Regulation S-K.

Response:	The Company will use the exact form of certification in future filings.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
April 24, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiate by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Very truly yours, K&L Gates llp By /s/ Eric Simonson Eric Simonson

cc:           Song Jinan, China-Biotics, Inc.